

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2018

Michael D. Milligan
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

      Re: **AAR Corp.**
             Form 10-K for the Fiscal Year Ended May 31, 2017
             Filed July 12, 2017
             File No. 001-06263

Dear Mr. Milligan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief
                    Office of Transportation and Leisure